德恒律师事务所 **DeHeng Law Offices**

12/F, Tower B, Focus Place, No.19 Finance Street
Beijing, P.R. China 100032
中国●北京西城区金融街 19 号
富凯大厦 B 座 12 层邮编：100033

Tel: (86)010-66575888/ 65232180
Fax: (86) 010-65232181
Website: www.dehenglaw.com
E-mail: DeHeng@ dehenglaw.com

August 28, 2017

To: Ambow Education Holding Ltd.

We are licensed and qualified lawyers of the People's Republic of China ("PRC", for the purpose of this Opinion, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) and are qualified to issue this legal opinion ("Opinion") based on the PRC Laws (as hereinafter defined).

We have acted as the PRC legal counsel for Ambow Education Holding Ltd. ("Ambow") according to the Legal Counsel Contract executed by and between Ambow and us.

In so acting, we have examined the copies of the documents provided to us by Ambow as we have deemed necessary for the purpose of rendering this Opinion.

For issuance of this Opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies. We have also relied on the documents as they were presented to us up to the date of this Opinion and that none of the documents have been revoked, amended, varied or supplemented. We have further assumed the accuracy and completeness of all factual statements in the documents and all facts and documents which would affect this Opinion have been disclosed to us without any concealment, false or omission. Where some important facts were not independently established by us, we have relied upon certificates issued by PRC Governmental Authorities.

As used herein, (a) "PRC Laws" means all laws, regulations, statutes, orders, decrees, guidelines, notices, judicial interpretations, legislations of the PRC which are currently effective by the date of this Opinion; (b) "Governmental Authorities" means any governmental agency or body within the territory of PRC.

This Opinion is rendered on the basis of the PRC Laws effective as of the date hereof. There is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect. We do not purport to be expert on and do not purport to be generally familiar with or qualified to express opinions based on any laws other

than the PRC Laws and accordingly express or imply no opinion herein based upon any laws other than the PRC Laws.

Based on the foregoing, we are of the opinion that:

The statements set forth in the FORM F-1 (as filed with the Securities and Exchange Commission on August 28, 2017) under the captions "Prospectus Summary", "Risk Factors", "Dividend Policy", "Enforceability of Civil Liabilities", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business", "Corporate Structure", "Management", "Related Party Transactions" and "Taxation", insofar as such statements describe or summarize PRC legal or regulatory matters, or documents, agreements or proceedings governed by PRC Laws, are true and accurate, and fairly present or fairly summarize in all material respects the PRC legal and regulatory matters, documents, agreements or proceedings referred to therein; and such statements do not contain an untrue statement of a material fact, and do not omit to state any material fact necessary to make the statements, in light of the circumstances under which they were made, not misleading.

This opinion is only used for the relisting of Ambow on August 28, 2017, and shall not be used for any other purpose without the prior written consent of us.

Yours faithfully,

Beijing DeHeng Law Offices